Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation

Champion Home Builders, Inc.	Delaware
CHB Holdings B.V.	Netherlands
Champion Retail Housing, Inc.	Delaware
Star Fleet Trucking, Inc.	Delaware
Titan Factory Direct Homes, Inc.	Delaware
Champion Canada International ULC	Alberta, Canada
Champion Modular, Inc.	Delaware
TFDH Insurance Agency, Inc.	Delaware
Star FT, LLC	Delaware
Champion Belle Meadow LLC	Delaware